UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2018
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2018

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the Renasant Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years ended December 31, 2018 and 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan's auditor since 2005.

Memphis, Tennessee
June 28, 2019

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2018	2017

Assets
Investments, at fair value
Mutual funds	$64,247	$60,271
Separately managed accounts	83,775	80,288
Renasant Corporation common stock	24,295	34,175
Total investments	172,317	174,734

Receivables
Company contributions	7,377	7,199
Notes receivable from participants	2,643	2,341
Total receivables	10,020	9,540

Total assets	$182,337	$184,274

Net assets available for benefits	$182,337	$184,274

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2018	2017

Investment income
Interest	$136	$98
Dividends	3,490	2,050
Net (depreciation) appreciation in fair value of investments	(21,084)	15,327
Other (loss) income	(2)	3
Total investment (loss) income	(17,460)	17,478

Contributions
Company	12,658	11,907
Participants	9,116	7,826
Rollovers	4,711	2,210
Other	146	86
Total contributions	26,631	22,029

Other deductions
Benefits paid to participants	10,903	10,373
Deemed distributions	194	271
Corrective distributions	1	—
Administrative expenses and fees	10	—
Total other deductions	11,108	10,644

Net (decrease) increase in net assets available for benefits	(1,937)	28,863

Net assets available for benefits:
Beginning of year	184,274	155,411

End of year	$182,337	$184,274

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan
This description of The Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Bank and its parent company, Renasant Corporation, as well as all employees of the Company's wholly-owned subsidiary, Renasant Insurance, Inc. The Plan was amended effective January 1, 2017 to be a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended.

Eligibility: Common law employees, other than employees subject to a collective bargaining agreement, non-resident aliens and temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan document. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

The Bank matches 100% of each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Bank also makes nondiscretionary profit sharing contributions for eligible participants equal to 5% of his or her eligible compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Profit sharing contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who (a) are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) die or become disabled during the plan year, or (c) reach their early retirement date or normal retirement date, whether or not employed on the last date of the Plan Year. No additional contributions are allocated to money purchase accounts or ESOP accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day. The Plan allows participants to invest in common stock of the Bank's parent company - Renasant Corporation (“Employer Stock”). Particpants may elect annually whether cash dividends paid on Employer Stock will be re-invested in additional shares of Employer Stock within the individual participant's account or be paid to the participant in cash.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching contributions made prior to January 1, 2017 and nondescretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan (continued)

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Safe harbor matching contributions made after January 1, 2017, vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future employer contributions. There were forfeitures used in the amount of $959,645 and $94,386 for the years ended December 31, 2018 and 2017, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects.

Administrative Expenses: Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer's discretion.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2018, the Prime Rate was 5.50%. The interest rate is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and

Renasant Bank 401(k) Plan
Notes to Financial Statements

are included in the Statements of Changes in Net Assets Available for Benefits under the line item “Deemed distributions.”
Note B – Summary of Significant Accounting Policies (continued)

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2018 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Impact of Recently-Issued Accounting Standards and Pronouncements: In February 2017, the FASB issued ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting.” ASU 2017-06 applies to the financial statements of an employee benefit plan that has some or all of its assets in a master trust and addresses the way an employee benefit plan reports its interest in a master trust. Additionally the standard changes certain footnote disclosures related to the investments, other assets and liabilities of the master trust. ASU 2017-06 is effective beginning with the 2019 plan year, and the adoption of the provisions of ASU 2017-06 is not expected to impact the Plan’s financial statements.

Note C – Related Party Transactions

Renasant Bank sponsors the Plan. Common stock of the Bank's parent company - Renasant Corporation - is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on July 27, 2017, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)
Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)
Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year. (Level 1)
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2018 and 2017:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2018
Mutual funds	$64,247	$64,247
Separately managed accounts	83,775	83,775
Renasant Corporation common stock	24,295	24,295
Total investments	$172,317	$172,317

December 31, 2017
Mutual funds	$60,271	$60,271
Separately managed accounts	80,288	80,288
Renasant Corporation common stock	34,175	34,175
Total investments	$174,734	$174,734

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note H – Mergers and Acquisitions

Effective September 1, 2018, the Company completed its acquisition of Brand Group Holdings, Inc. (“Brand”). In connection with the merger, the Brand Bank 401(k) Plan was terminated. Participants in the Brand Bank 401(k) Plan (the “Brand Plan”) who continued employment with the Company will be allowed to roll over their account balances from the Brand Plan into the Renasant Bank 401(k) Plan upon receipt of favorable determination as to the Brand Plan's tax-qualified status from the IRS.

Effective July 1, 2017, the Company completed its acquisition of Metropolitan BancGroup, Inc. (“Metropolitan”). In connection with the merger, the Metropolitan Bank 401(k) Plan was terminated. Participants in the Metropolitan Bank 401(k) Plan (the “Metropolitan Plan”) who continued employment with the Company were allowed to roll over their account balances from the Metropolitan Plan to the Renasant Bank 401(k) Plan upon receipt of favorable determination as to the Metropolitan Plan's tax-qualified status from the IRS, which was received on June 27, 2018. Rollovers were completed during the 2018 Plan year, and as of December 31, 2018, the Metropolitan Plan contained no assets.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2018
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Ivy	International Core Equity N	***	$2,287
**	Federated	International Leaders R6	***	448
	JP Morgan	Undiscovered MGRS Behavioral Value L	***	1,042
	Vanguard	Large Cap Index Admiral	***	2,671
	Vanguard	Mid Cap Index Admiral	***	1,972
	Vanguard	Small Cap Index Fund Admiral	***	3,164
	Vanguard	Total Stock MRK Index Admiral	***	9,993
	JP Morgan	Growth Advantage R6	***	5,285
	JP Morgan	Large Cap Value R6	***	3,091
**	Federated	Total Return Bond R6	***	52
	Oppenheimer	International Small Co YOSMYX	***	3,656
	American Beacon	Mid Cap Value Institutional	***	1,664
	Mass Mutual	Select Mid Cap Growth I	***	3,518
	T. Rowe Price	Blue Chip Growth	***	3,714
	T. Rowe Price	QM US Small-Cap Growth	***	3,330
	Baird	Core Plus Bond Institutional	***	441
**	Federated	Institutional High Yield Bond R6	***	1,519
	Metropolitan West	Total Return Bond - I	***	3,903
**	Federated	Government Obligation Premier	***	12,106
	John Hancock	International Growth R6	***	29
	T. Rowe Price	Emerging Markets Stock I	***	120
	Hartford	Dividend and Growth R6	***	242
				64,247

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Fund:
	American Beacon	Mid Cap Value	***	169
	Baird	Core Plus Bond Institutional	***	478
	Federated	Total Return Bond R6	***	501
	Federated	High Yield Trust Institutional	***	198
	Federated	International Leaders R6	***	176
	Federated	Government Obligation Premier	***	1,013
	First Eagle	Global I	***	126
	Goldman Sachs	Emerging Market Debt Institutional	***	57
	Hartford	Dividend & Growth R6	***	112
	Ivy	International Core Equity N	***	175
	Mass Mutual	Premier Inflation Protected	***	141
	Mass Mutual	Select Mcg Eq II I	***	112

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2018
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Metropolitan West	Total Return Bond I	***	479
	Oppenheimer	International Small-Mid Company	***	56
	Pimco	Income Institutional	***	627
	T. Rowe Price	Blue Chip Growth Inv	***	56
	T. Rowe Price	Emerging Markets Stock I	***	56
	T. Rowe Price	QM US Small Cap Growth Equity	***	112
	JP Morgan	Global Bond Opportunities R6	***	281
	JP Morgan	Large Cap Value R6	***	112
	JP Morgan	Growth Advantage R6	***	56
	JP Morgan	Undiscovered Mgrs Behavioral	***	225
	Vangaurd	Real Estate Index Admiral	***	70
	Vanguard	Large Cap Index Admiral Class	***	225
	Vanguard	Total Stock Market Index-Admiral Class	***	14
	Total Renasant Bank Income Fund			5,627

*/**	Renasant Bank Conservative Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	1,758
	Baird	Core Plus Bond Institutional	***	2,627
	Federated	Total Return Bond R6	***	2,750
	Federated	International Leaders R6	***	1,868
	Federated	Government Obligation Premier	***	4,402
	Federated	High Yield Trust International	***	1,548
	First Eagle	Global I	***	1,977
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	441
	Hartford	Dividend & Growth R6	***	1,098
	Ivy	International Core Equity N	***	1,868
	JP Morgan	Large Cap Value R6	***	1,099
	JP Morgan	Growth Advantage R6	***	659
	JP Morgan	Global Bond Opportunities R6	***	2,197
	JP Morgan	Undiscovered Mgrs Behavioral	***	2,197
	Mass Mutual	Select MCG Eq II I	***	879
	Mass Mutual	Premier Inflation Protected	***	1,098
	Metropolitan West	Total Return Bond I	***	2,634
	Oppenheimer	International Small-Mid Company	***	1,318
	Pimco	Income Institutional	***	3,444
	T. Rowe Price	Blue Chip Growth Investor	***	659
	T. Rowe Price	QM US Small Cap Growth Equity	***	1,318
	T. Rowe Price	Emerging Markets Stock I	***	1,318

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2018
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Vanguard	Real Estate Index Admiral	***	1,098
	Vanguard	Large Cap Index Admiral Class	***	3,515
	Vanguard	Total Stock Market Index-Admiral Class	***	220
	Total Renasant Bank Conservative Growth Plan			43,990

*/**	Renasant Bank Moderate Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	713
	Baird	Core Plus Bond Institutional	***	426
	Federated	High Yield Trust Institutional	***	502
	Federated	International Leaders R6	***	837
	Federated	Government Obligation Premier	***	571
	First Eagle	Global I	***	962
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	286
	Hartford	Dividend & Growth R6	***	527
	Ivy	International Core Equity N	***	838
	JP Morgan	Large Cap Value R6	***	527
	JP Morgan	Growth Advantage R6	***	314
	JP Morgan	Global Bond Opportunities R6	***	713
	Mass Mutual	Select Mid Cap Growth Fund I	***	428
	Mass Mutual	Premier Inflation Protected	***	214
	Metropolitan West	Total Return Bond I	***	427
	Federated	Total Return Bond R6	***	446
	Oppenheimer	International Small-Mid Company	***	570
	Pimco	Income Institutional	***	559
	T. Rowe Price	Blue Chip Growth Investor	***	314
	T. Rowe Price	QM US Small Cap Growth Equity	***	428
	T. Rowe Price	Emerging Markets Stock I	***	570
	JP Morgan	Undiscovered Managers Behavioral Value	***	855
	Vanguard	Real Estate Index Admiral	***	535
	Vanguard	Large Cap Index Admiral Class	***	1,597
	Vanguard	Total Stock Market Index-Admiral Class	***	107
	Total Renasant Bank Moderate Growth Plan			14,266

*/**	Renasant Bank Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	576
	Baird	Core Plus Bond Institutional	***	199
	Federated	High Yield Trust Institutional	***	290
	Federated	International Leaders R6	***	672

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2018
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	Government Obligation Premier	***	289
	First Eagle	Global I	***	480
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	193
	Hartford	Dividend & Growth R6	***	384
	Ivy	International Core Equity N	***	672
	JP Morgan	Large Cap Value R6	***	384
	JP Morgan	Growth Advantage R6	***	144
	JP Morgan	Global Bond Opportunities R6	***	384
	Mass Mutual	Select Mid Cap Growth Fund I	***	288
	Mass Mutual	Premier Inflation Protected	***	96
	Metropolitan West	Total Return Bond I	***	200
	Federated	Total Return Bond R6	***	208
	Oppenheimer	International Small-Mid Company	***	384
	Pimco	Income Institutional	***	261
	T. Rowe Price	Blue Chip Growth Investor	***	144
	T. Rowe Price	QM US Small Cap Growth Equity	***	480
	T. Rowe Price	Emerging Markets Stock I	***	576
	JP Morgan	Undiscovered Managers Behavioral Value	***	672
	Vanguard	Real Estate Index Admiral	***	384
	Vanguard	Large Cap Index Admiral Class	***	1,152
	Vanguard	Total Stock Market Index-Admiral Class	***	96
	Total Renasant Bank Growth Plan			9,608

*/**	Renasant Bank Aggressive Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	617
	Baird	Core Plus Bond Institutional	***	95
	Federated	High Yield Trust Institutional	***	311
	Federated	International Leaders R6	***	783
	Federated	Government Obligation Premier	***	309
	First Eagle	Global I	***	334
	Goldman Sachs	Emerging Market Debt Institutional	***	206
	Hartford	Dividend & Growth R6	***	375
	Ivy	International Core Equity I	***	784
	JP Morgan	Large Cap Value R6	***	375
	JP Morgan	Growth Advantage R6	***	170
	JP Morgan	Global Bond Opportunities R6	***	206
	Mass Mutual	Select Mid Cap Growth Fund I	***	308
	Mass Mutual	Premier Inflation Protected	***	103

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2018
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Metropolitan West	Total Return Bond I	***	95
	Federated	Total Return Bond R6	***	99
	Oppenheimer	International Small-Mid Company	***	514
	Pimco	Income Institutional	***	124
	T. Rowe Price	Blue Chip Growth Investor	***	170
	T. Rowe Price	QM US Small Cap Growth Equity	***	822
	T. Rowe Price	Emerging Markets Stock I	***	822
	JP Morgan	Undiscovered Managers Behavioral Value	***	822
	Vanguard	Real Estate Index Admiral	***	334
	Vanguard	Large Cap Index Admiral Class	***	1,377
	Vanguard	Total Stock Market Index-Admiral Class	***	129
	Total Renasant Bank Aggressive Growth Plan			10,284

	Total Separately managed accounts (fund of funds)			$83,775

	Common stock fund
**	Renasant Corporation	Common Stock	***	$24,295

	Notes receivable
**	Company Contributions	Company's annual matching and nondiscretionary contribution	***	$7,377
**	Notes Receivable from Participants	Range of interest rates from 3.25% to 4.50% with maturity dates through 2024	***	$2,643

	Total assets (held at end of year)			$182,337

*	Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.

**	Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 28, 2019	by:	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm